SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14D-100)

Tender Offer Statement Under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

INTERTAN, INC.

(Name of Subject Company (Issuer))

WINSTON ACQUISITION CORP.

a wholly owned subsidiary of

CIRCUIT CITY STORES, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

461120 10 7

(CUSIP Number of Class of Securities)

W. Stephen Cannon

Senior Vice President, General Counsel and Secretary

Circuit City Stores, Inc.

9950 Mayland Drive

Richmond, Virginia 23233

Telephone: (804) 527-4000

(Name, address and telephone number of

person authorized to receive notices

and communications on behalf of filing persons)

With a copy to:

D. Michael Jones

McGuireWoods LLP

One James Center

901 East Cary Street

Richmond, Virginia 23219

(804) 775-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$299,009,494	$37,884.50

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 20,241,438 shares of common stock of InterTAN, Inc. issued and outstanding as of April 6, 2004, at a purchase price of $14.00 per share. The transaction valuation also includes the offer price of $14.00 per share, multiplied by 1,116,383, the number of shares of common stock purchasable pursuant to options outstanding as of April 6, 2004.
**	The amount of the filing fee, calculated in accordance with Section 14(g)(3) of the Exchange Act, equals $126.70 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:         $37,884.50

Form or Registration No.:        Schedule TO (Reg. No. 005-42871)

Filing Party:         Circuit City Stores, Inc. & Winston Acquisition Corp.

Dates Filed:           April 13, 2004 & April 26, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended (the “Statement”), originally filed with the Securities and Exchange Commission on April 13, 2004, by Winston Acquisition Corp., a Delaware corporation (“Purchaser”), and Circuit City Stores, Inc., a Virginia corporation (“Circuit City”), relating to Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share (the “Shares”), of InterTAN, Inc., a Delaware corporation (the “Company”), at a purchase price of $14.00 per share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated April 13, 2004 (as amended, the “Offer to Purchase”), a copy of which has been filed as Exhibit (a)(1)(A) to the Statement, and the related letter of transmittal and the instructions thereto, a copy of which has been filed as Exhibit (a)(1)(B) to the Statement (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Items 1, 4, and 11.

Items 1, 4, and 11(b) of the Statement are hereby amended and supplemented to include the following:

The initial offering period for the Offer expired at 11:59 p.m., Eastern Daylight Time, on Tuesday, May 11, 2004. As of the initial expiration of the Offer, 19,276,483 Shares (including guaranteed deliveries), representing approximately 95% of the outstanding Shares, had been tendered. Purchaser has accepted for payment all validly tendered shares.

On May 12, 2004, Circuit City issued a press release announcing the completion of the initial offering period and the commencement of a subsequent offering period, which will expire at 11:59 p.m., Eastern Daylight Time, on Friday, May 14, 2004. The full text of the press release is filed as Exhibit (a)(5)(J) hereto and is incorporated by reference herein.

Item 12.    Exhibits.

Item 12 is hereby amended and supplemented to add the following exhibit:

(a)(5)(J)	Press Release issued by Circuit City on May 12, 2004

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIRCUIT CITY STORES, INC.

By:	/s/ Philip J. Dunn

Name: Philip J. Dunn Title: Senior Vice President, Treasurer, Corporate Controller and Chief Accounting Officer

WINSTON ACQUISITION CORP.

By:	/s/ W. Stephen Cannon

Name: W. Stephen Cannon Title: President

Dated: May 12, 2004

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(5)(J)	Press Release issued by Circuit City on May 12, 2004

E-1